

INVEST IN **KNOCK**

Knock empowers you to buy your new home before you sell your current home

knock.com Atlanta, GA

Technology B2B VC-Backed Real Estate

Highlights

VC-Backed

Raised $250K or more from a venture firm

1 $2.4B Gross transaction volume

1. $2.4B Gross transaction volume
2. $1.0B Loan origination volume
3. Free distribution through 30k agents and 2k loan officer partners nationwide
4. 4.8 Star Zillow rating from over 750 reviews
5. A+ Better Business Bureau rating
6. “Excellent” Trustpilot rating
7. 80 (Excellent) Net Promoter Score (NPS)

Featured Investors



Jed Nachman in

Invested $800,000 ⓘ

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Syndicate Lead

Knock investor and Board member. Mr. Nachman also serves in separate capacity as Yelp’s COO.

“I have served on the board of Knock since 2019 remain convinced that they are tapping into an incredible unmet need in the residential real estate space. The TAM for the company is very large, and the Knock Bridge Loan just makes sense.”

Foundry Group

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foundry.vc

"Foundry manages over $3 billion of investments backing hundreds of cutting-edge companies including Whoop, SeatGeek, Fitbit, Rover, Zynga, Knock and many more."

Second Century Ventures (The National Association of Realtors)

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scv.vc

"Second Century Ventures is the venture arm of the National Association of REALTORS® (NAR) – a 1.4M member strong real estate agent trade association. SCV's investment portfolio includes notable real estate tech companies like Docusign, Notarize, Curbio, and Knock."

RRE Ventures

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rre.com

"RRE Ventures manages a $2.5B AUM (assets under management) portfolio with 125 exits and over 400 investments across 1,000 rounds and 10 funds with standout portfolio companies like Venmo, Knock, Buzzfeed, TheSkimm, and Noom."

Greycroft

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Notable Investor
greycroft.com

"Greycroft manages over $3 billion in assets with investments in 827 companies. Greycroft's notable investments include Goop, Bumble, Knock, Thrive Market and The RealReal."

Parker89 (First American Financial)

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parker89.com

“The venture arm of First American Financial, a Fortune 500 company with $8B in revenue, Parker89 has invested over $350 million into dozens of real estate technology startups, including Knock, Offerpad (OPAD), Side, Roofstock, and Pacaso.”

Our Team



knock

Sean Black CEO & Co-founder

Founding member of Trulia, Top 100 of The Swanepoel Power 200 most influential people in residential Real Estate & Top 20 Tech Executives of 2023, Inman Real Estate Power Player for 2023.



Jamie Glenn COO & Co-founder

Founding member of Trulia, Head of Yahoo Real Estate & Classifieds, Former CPA at Arthur Andersen.



knock

Allie McKinley Vice President, User Experience

Former Zillow Product Design Lead responsible for Zillow’s brand identity and homepage with over 220M unique users.



Stephen Wegner Chief of Staff

Over 15 years experience with a diverse background in roles at Knock, AdQuick, McKinsey & Company, and Unisys. Excels in leadership, operations, and strategic partnerships.



Terra Soloski Vice President, People

20 years in staffing and HR, Robert Half International Bay Area leader and recipient of $10 million dollar award for revenue generated in a single year.



David Maddox Director, Finance and Accounting



Extensive accounting and auditing experience with developing and leading teams including SEC reporting, pre-IPO and IPO life cycle for tech and biotech companies, internal controls, SOX compliance and acquisitions.



Jen Strain Head of Lending

12 years experience building and leading lending operations at fast growth companies including Knock and Silverton Mortgage, a Berkshire Hathaway company.



Kelly Rasmussen Senior Director, Product Management

20 years in Proptech and Fintech, with key roles at GoSmith, Porch Group and Knock. Adept in digital platforms, committed to enhancing customer experiences.



Stacey Arenson Head of Marketing

Named Top 30 Women in Food Tech 2022, helped scale Chowly.com from $40,000 MRR to over $11 million MRR in under 5 years, developed expertise in working at startups and building marketing departments from the ground up.

This investment is being co-led by Foundry Venture Capital and Second Century Ventures, the venture arm of the National Association of REALTORS® (NAR)


knock

Knock is a software-driven lending platform empowering 64% of homebuyers, buying & selling



$2.4B Gross transaction volume all time
$1.0B Loan origination all time

Zillow ★★★★☆ 4.8 · 756 Reviews

BBB A+ rating ★★★★★ 4.76/5 Average of 51 Customer Reviews

Trustpilot Reviews 57 • Excellent

80 NPS
Excellent
(70-100)

1. 64% buying and selling at the same time https://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/
2. https://www.zillow.com/profile/KnockHomes
3. https://www.bbb.org/us/ga/atlanta/profile/home-buyers/knock-0443-28123570https://capture.dropbox.com/1sdULeJU1HLYLfh3s
4. https://www.trustpilot.com/review/knock.com

Buying & selling a home simultaneously is a long, uncertain, emotional rollercoaster


Fear
Losing dream home as sale process drags on
Anger
Low ball offers, hidden costs
Frustration
Living through repairs and showings
Excitement
Find dream home
Anxiety
Pay two mortgages or live in a rental?
Disappointment
Can't buy till old house sells
Anticlimax
Get keys to dream home
Old Home
5 Months
4 Months
3 Months
2 Months
1 Month
New Home
New Home Search
Old Home Prep
On Market
Making Offers
Receiving Offers
In Contract
Move

- 64% buying and selling at the same time https://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/
- 64.9% of families owned their primary residence in 2019 https://www.nar.realtor/research-and-statistics/quick-real-estate-statistics
- 33% of all home buyers are first-time buyers in 2020, the same as 2019 https://www.nar.realtor/sites/default/files/documents/2020-generational-trends-report-03-05-2020.pdf

Buy Now, Sell Later with our first-of-its-kind Knock Bridge Loan.

64% of homebuyers have a house to sell with $31T in homeowner equity tied-up in the old house[(1)(2)]

Tap into cash flow

Cover expenses like the down payment, repairs, and moving

Be more competitive

Make offers more competitive with no contingency to sell your prior home

Your money goes further

Remove your current mortgage from your new mortgage calculation

Maximize your sale

Align incentives to get the most out of your home's sale

1. ttps://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/
2. https://fred.stlouisfed.org/series/OEHRENWBSHNO

Buy Now, Sell Later with Knock

With **$31T in homeowner equity**, homebuyers are **equity rich but cash poor** and unable to pay two mortgages[1][2]



Buy Now

New House:

- $380k Avg Mortgage
- 120k Avg Bridge Loan
- 720+ Credit (Super-Prime)

Use of Bridge Funds

- Downpayment
- Buy down rate

- Prep old home
- Debt payoffs
- Old mortgage payments

Sell Later

Current House:

- Collateralized by Bridge
- Full-recourse to owner
- 80% put option at 6-mo
  - No old mortgage in DTI
  - Freddie/Fannie approved

Avg Bridge $120k / 90-120 Days

1. ttps://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/
2. https://fred.stlouisfed.org/series/OEHRENWBSHNO

Lender + Agent Distribution

We have 2k loan officers and 30k real estate agents in our network who bring consumers to Knock at near zero CAC


2M

2M real estate agents in the US, of which 1.5M are Realtors[1][2]


92k

Loan officers in the US[3]

Winner-takes-most opportunity



NATIONAL ASSOCIATION OF REALTORS®

KELLERWILLIAMS. INTEGRITY FIRST REALTY

"I haven't seen any program that works better for anyone who needs to buy and sell"

The Klaus Team

Ranked #3 AZ, 50+ Knock Bridge Loans

1. National Association of Realtor https://www.nar.realtor/research-and-statistics/quick-real-estate-statistics
2. https://www.homelight.com/blog/how-many-realtors-in-the-us/
3. https://mortgage.nationwidelicensingsystem.org/about/Pages/Reports.aspx

Lender + Agent Flywheel

Knock's loan platform **drives sales and accelerates revenue** for agents and lenders resulting in near Zero Cost to Knock


Agents earn
full commission on both
sides of Bridge Loan
Knock
Revenue
Lenders refer agents and
customers to get loans
funded faster
Consumers get
instant gratification,
convenience & certainty
Knock facilitates
100% financing upfront

Revenue Opportunity

Knock's proprietary bridge loan solution alone is a **large revenue opportunity**


$27.3B
Bridge-Only
Revenue
$11.3k1
Revenue per
Customer
x
3.8M2
Mortgage
Originations
x
64%3
Buying
& Selling

1. Pro-Forma Unit Economics slide
2. 2024 MBA Mortgage Finance Forecast https://www.mba.org/docs/default-source/research-and-forecasts/forecasts/2023/mortgage-finance-forecast-apr-2023.pdf?sfvrsn=399bbd96
3. 64% buying and selling at the same time https://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/

*Future projections can't be guaranteed

Why Lenders & Agents Love Knock

NFM Lending®
Ready. Set. Mortgage.™

- Knock's #1 Lending Partner
- $6.9 Billion Annual Volume
- 20k Closed Loans Annually

Lenders 

Agents 

CLICK ON VIDEO TO PLAY


Hi, I'm Ashley.

Ashley McPoland
NFM Loan Originator
Knock Partner

Mortgagexashleymcp

Ashleymcp

Knock's tech platform creates liquidity through transparency

- Integrated platform spans origination, underwriting, payment processing, repairs, listing management and communication with all parties involved.
- Centralized hub for channel partners to manage customers, track progress, share docs and get notifications.
- A great user experience (NPS > 80) leads to more referrals and repeat business.
- Complete data on both sides of the transaction provides exceptional experiences competitors can't match.


Welcome back!
June Chen
Clients
Buying
Under contract
View Loan Hub

knock

Business Model

Strong unit economics with opportunity to expand as interest rates go down & bridge-only scales


SOLD

$500,000
New Home Purchase Price

$120,000
Bridge Loan
~$94k - Down payment
~$26k - repairs & other

$450,000
Old Home List Price

Knock Revenue:

- Contract Fee
  2.25% of list price of existing home on all Bridge Loans received

	Bridge Loan
Revenue, net	$11,295
Direct operational costs	1,758
Contribution Margin	$9,537

upfront upon purchase of new home

- **Processing & Admin Fees**
  $850 per Bridge Loan received upfront upon purchase of new home

Bridge-only by Q3 '24. Eliminates gain on sale revenue, but offset by referral revenue, lower lender credits, and less costs that allow it to scale.

	84%
Interest*	4,200
Contribution Margin after Interest	$5,337
	47%
CAC	$188

* Assumes 12% annual interest rate for 3.5 months on average

2023-2024 Growth Highlights



Margin Expansion
OpEx Actuals ($MM)
Gross Margin Actuals (%)
$ 8.0
$ 6.0
$ 4.0
$ 2.0
$ - .0
100%
75%
50%
25%
0%
79%
Q1-2023
Q2-2023
Q3-2023
Q4-2023
Q1-2024



Loan Applications with Lender Partners
Actuals through Q1 '24
500
400
300
200
100
0
Q1-2023
Q2-2023
Q3-2023
Q4-2023
Q1-2024

% of funding volume through top 10 partners:	1%	9%	20%	39%	44%

Highlights of growth trajectory:

- In 2023 we opened our platform to outside lenders, allowing home buyers to use any lender they chose for the forward mortgage
- The success in this channel has allowed us to shift our focus to bridge financing and accessing equity from the departing residence
- This shift has powered:
  - Gross profit margin expansion
  - Reduced operating expenses
  - Consistent top of funnel growth each quarter in our lender channel (growing through seasonality)
  - Share of wallet growth and increased stickiness with top 10 focus partners

knock

Source: *Company analysis*

Leadership Team


Sean Black
Co-Founder & CEO
trulia corcoran


Jamie Glenn
Co-Founder & COO
trulia YAHOO! REAL ESTATE


Allie McKinley
VP, User Experience
Zillow


Stephen Wegner
Chief of Staff
McKinsey & Company AdQuick

Knockstar Management


Jennifer Strain
Vice President, Lending Operations
SILVERTON MORTGAGE, BERKSHIRE HATHAWAY


Terra Soloski
Vice President, People
zoosk, Robert Half


David Maddox
Director, Finance & Accounting
EY


Stacey Arenson
Head of Marketing
CHOWLY, GROUPON


Kelly Rasmussen
Senior Director, Product Management
Porch, Installation Made Easy


Shelley Smith
Head of Business Development & Sales
SEVER GROUP

Investment **Highlights**

Knock is a high margin, software-driven lending platform with network effects and near zero CAC via offline channel partners

Competitive Moat

- **Network Effects** - Access to 2M agents and 92k loan officers nationwide that drive Knock revenue
- **Near zero CAC** across hundreds of funded loans

Software-Driven

- Mobile-first tech tools for a hassle-free process
- Embedded in workflow - little change in consumer, agent or lender behavior

Massive Market

- $45 trillion home values – larger than market cap of all US equities
- $1.9 trillion transactions - Americans spend more on housing than food, grocery and restaurant combined

High Margin, Capital Light

- 90%+ of bridge loans financed by warehouse facilities
- 80%+ gross margins

$136M Equity Raised + $100M Bridge Debt Capacity